FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued on 11 April 2011 by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

13 April 2011

THE SAUDI BRITISH BANK
FIRST QUARTER 2011 RESULTS

• Net profit of SAR751m (US$200m) for the quarter ended 31 March 2011 - an increase of SAR130m (US$34m), or 20.9%, compared with SAR621m (US$166m) for the same period in 2010.

• Operating income of SAR1,220m (US$325m) for the quarter ended 31 March 2011 - an increase of SAR15m (US$4m), or 1.2%, compared with SAR1,205m (US$321m) for the same period in 2010.

• Customer deposits of SAR96.9bn (US$25.8bn) at 31 March 2011 - an increase of SAR6.9bn (US$1.8bn), or 7.7%, compared with SAR90.0bn (US$24bn) at 31 March 2010.

• Loans and advances to customers of SAR76.2bn (US$20.3bn) at 31 March 2011 - an increase of SAR0.5bn (US$0.1bn), or 0.7%, from SAR75.7bn (US$20.2bn) at 31 March 2010.

• The bank's investment portfolio totalled SAR24.5bn (US$6.5bn) at 31 March 2011, an increase of 9.4% compared with SAR22.4bn (US$6.0bn) at 31 March 2010.

• Total assets were SAR126.0bn (US$33.6bn) at 31 March 2011, compared with SAR120.5bn (US$32.1bn) at 31 March 2010, an increase of 4.6% or SAR5.5bn (US$1.5bn).

• Earnings per share of SAR1.00 (US$0.27) for the quarter ended 31 March 2011 - an increase of 20.5% from SAR0.83 (US$0.22) for the same period in 2010.

Commentary
The Saudi British Bank (SABB) recorded a net profit of SAR751m (US$200m) for the quarter ended 31 March 2011. This is an increase of SAR130m (US$34m) or 20.9% as compared with the same period in 2010 and SAR354m (US$94m) or 89.2% as compared with the three months ended 31 December 2010.

Sheikh Khaled Olayan, Chairman of SABB, said: "SABB's diversified operating income streams, cost containment measures and ongoing drive to book quality business has enabled the bank to report strong profits for the quarter ended 31 March 2011. We are committed to supporting our customers and seeking new opportunities for business growth.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,455bn at 31 December 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
                              Name:   P A Stafford
                                                   Title: Assistant Group Secretary
                             Date: 13 April, 2011